Australia's Most Famous Wine

RECEIVED
2004 OCT 21 A 11:

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

ROSEMOUNT ESTATE
The prestige wine of Australia

LINDEMANS
making life more enjoyable

04045671

13 October 2004

The Manager
Stop 3-9
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N W
WASHINGTON D C 20549

SEC EXEMPTION NO 82-2692

Dear Sir/Madam

SUPPL

SOUTHCORP LIMITED - FILE 82-2692
CANCELLATION OF OPTIONS

We enclose herewith for filing a copy of the above announcement that was lodged with the Australian Stock Exchange today.

The notice is to be filed with respect to the Company's obligation pursuant to Rule 12g3-2(b). Please acknowledge receipt of this letter by stamping and returning the enclosed copy in the self addressed envelope provided for your convenience.

Yours faithfully
SOUTHCORP LIMITED

PROCESSED
OCT 22 2004
THOMSON FINANCIAL

M M HUDSON
COMPANY SECRETARY

Encl

cc: Mark R. Saunders, Global Markets Capital Corp.

SOUTHCORP

Penfolds
Australia's Most Famous Wine

ROSEMOUNT ESTATE
The prestige wine of Australia

LINDEMANS
making life more enjoyable

13 October 2004

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

CANCELLATION OF OPTIONS

We advise that, due to the resignation of participants in the Southcorp Executive Share and Option Plan, the number of options to acquire additional fully paid ordinary shares in the capital of the Company set out below have lapsed and been cancelled, in accordance with the rules of the Plan, as follows:

Date Options Granted	Exercise Price	Date Options Lapsed	No. of Options Lapsed
12 November 1999	$5.38	30 September 2004	40,000

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
COMPANY SECRETARY